Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
AUDITED STANDALONE FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2008
(Rs. in crore except as stated)

				Corresponding		Previous
				quarter		accounting
		Quarter ended		ended	Year ended	Year ended
		31.03.2008		31.03.2007	31.03.2008	31.03.2007
S. No.	Particulars	(Unaudited)		(Unaudited)	(Audited)	(Audited)

1	Turnover	3,595.28		3,109.83	13,451.59	12,457.57
	Less: Excise Duty Recovered	215.75		164.74	779.61	635.72
	Net Sales/Income from Operations	3,379.53		2,945.09	12,671.98	11,821.85
2	Other Income	237.82		128.01	602.39	205.41

3	Total Income (1+2)	3,617.35		3,073.10	13,274.37	12,027.26

4	Expenditure
	a. Variation in Stock	(176.88)		(5.48)	(130.80)	(358.85)
	b. Consumption of raw materials#	3,113.26		2,575.17	11,226.53	10,318.37
	c. Purchases of traded goods	0.16		14.16	2.08	14.16
	d. Employees Cost	16.09		16.83	66.18	57.44
	e. Depreciation	35.44		34.75	138.98	133.20
	f. Other expenses	182.63		158.69	649.69	630.58

	g. Total	3,170.70		2,794.12	11,952.66	10,794.90

5	Interest & Finance Charges	42.43		50.51	164.45	182.66
6	Exceptional Items	52.79		3.73	52.79	137.40

7	Profit from ordinary activities before tax	351.43		224.74	1,104.47	912.30

8	Provision For -Current tax	16.14		13.82	132.27	135.40
	-Deferred Tax (Credit)	28.57		1.30	19.70	(8.15)
	-Fringe benefit tax	0.27		0.44	0.87	1.02

9	Net Profit after Tax and Exceptional Items	306.45		209.18	951.63	784.03

10	Paid-up equity share capital (Face value of Rs. 2 each)	141.70		111.70	141.70	111.70
11	Reserves excluding revaluation reserves (As per Balance Sheet)				13,023.32	4,346.23
12	Earning Per Share (Rs.) (Not annualised)*
	-Before Exceptional Items
	Basic	5.32	*	3.81 *	14.88	16.50
	Diluted	5.32	*	3.81 *	14.88	16.50
	-After Exceptional Items
	Basic	4.54	*	3.75 *	14.10	14.04
	Diluted	4.54	*	3.75 *	14.10	14.04

13	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)
	No. of Shares	154,625,740		115,747,206	154,625,740	115,747,206
	Percentage of Shareholding	21.82%		20.72%	21.82%	20.72%
#   Net of exchange difference — Rs. 41.95 Cr in Q4 2007, Rs. 50.98 Cr in Q4 2006, Rs. 251.82 Cr.in FY 2007-08 & Rs. 40.88 Cr in
FY 2006-07
(Rs.in crore except as stated)

		Corresponding		Previous
		quarter		accounting
	Quarter ended	ended	Year ended	Year ended
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Segment Information	(Unaudited)	(Unaudited)	(Audited)	(Audited)

1. Segment Revenue
a) Copper	3,535.70	3,044.18	13,132.24	11,904.08
b) Aluminium	—	0.00	—	251.16
c) Others	124.32	80.99	481.45	363.45

Gross Sales	3,660.02	3,125.17	13,613.69	12,518.69

Less: Inter Segment Transfers	64.74	15.34	162.10	61.12
External Sales	3,595.28	3,109.83	13,451.59	12,457.57
Less: Excise Duty Recovered	215.75	164.74	779.61	635.72
Net Sales/Income from Operations	3,379.53	2,945.09	12,671.98	11,821.85

2. Segment Results
(Profit before tax & interest)
a) Copper	294.00	175.27	712.40	1,056.13
b) Aluminium	—		—	15.50
c) Others	(90.49)	(4.26)	65.90	7.72
d)Other unallocable income/expenses (net)	243.14	107.97	543.41	153.01

Total	446.65	278.98	1,321.71	1,232.36

Less : Interest paid	42.43	50.51	164.45	182.66
Less: Exceptional items	52.79	3.73	52.79	137.40
Profit before Tax	351.43	224.74	1,104.47	912.30

3. Capital Employed
(Segment Assets less Segment Liabilities)
a) Copper	3,932.37	3,886.52	3,932.37	3,886.52
b) Aluminium	—	—	—	-
c) Others	293.75	259.74	293.75	259.74
d) Unallocated	8,938.90	311.67	8,938.90	311.67

Notes:

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on : 26th April 2008 approved the above results and its release.

2	The Board of Directors has recommended dividend @ 200% (Rs. 4 Per share of Rs. 2 each) for the financial year 2007-08. The payment is subject to the approval of the shareholders in its Annual General Meeting.

3	a) During the year, the Company has issued 15,00,00,000 American Depository Shares (ADS) at US$ 13.44 per share, representing 15,00,00,000 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 30.00 crore and Securities Premium by Rs 8,020.93 crore after adjusting ADS issue expenses (net of recoveries). Out of the ADS proceeds of Rs. 8050.93 crore, so far the Company has utilised Rs. 2,096 crore.

b) Out of the total right issue proceeds of Rs. 1972.30 crore received in past, so far the Company has utilised Rs. 1372.19 crore.

The unutilised proceeds of ADS & right issue have been temporarily invested in mutual funds.

4	Arising from the announcement of The Institute of Chartered Accountants of India on 29th March 2008, the Company has chosen to early adoption of Accounting Standard 30, Financial Instruments: Recognition & Measurement, in its entirety. The adoption of this standard has resulted in the profit (after tax) for the current quarter and the year being higher by Rs. 54.25 crore and the aggregate reserves being higher by Rs. 90.89 crore.

5	Pursuant to the adoption of Accounting Standards as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated December 7, 2006, as required by Accounting Standard – 11 on “The Effect of Changes in Foreign Exchange Rates”, the Company has recognized net gain arising on account of foreign exchange difference amounting to Rs. NIL & Rs. 4.48 crore in quarter & year ended 31st March 2008, respectively, in the Profit and Loss Account relating to acquisition of fixed assets. Had there been no change, the same would have been adjusted against the carrying amount of fixed assets. Consequently, profit before tax is higher to that extent.

6	During the quarter, the Company has further invested Rs. 700 crore by way of equity shares and/or Zero percent Optionally Convertible Debentures in its Subsidiaries and Associates.

7	Exceptional Item of Rs. 52.79 crore for the quarter represents provision for any possible liability on account of guarantees given to Banks and Financial Institutions for the loans taken by other Company.

8	“Others” business segment comprises of Phosphoric Acids & Aluminium Foils.

9	Previous Period/Year figures have been regrouped / recasted wherever necessary. On account of sale of Power Transmission Line Division with effect from July 1,2006, figures for current period/s are not strictly comparable to figures for the previous period/year.

10	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended 31st March, 2008: Beginning NIL, Received 23, Disposed off 23, Pending NIL.
By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 26th April 2008	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2008.

		(Rs. in crore)
				Corresponding			Previous accounting
		Quarter ended		quarter ended		Year ended	Year ended
S.		31.03.2008		31.03.2007		31.03.2008	31.03.2007
No.	Particulars	(Unaudited)		(Unaudited)		(Audited)	(Audited)

1	Turnover	7,332.81		6,751.22		26,872.25	26,193.03
	Less: Excise Duty Recovered	566.95		499.67		2,166.89	1,806.22
	Net Sales/Income from Operations	6,765.86		6,251.55		24,705.36	24,386.81
2	Other Income	591.80		248.53		1,566.12	681.71

3	Total Income (1+2)	7,357.66		6,500.08		26,271.48	25,068.52

4	Expenditure
	a. Variation in Stock	(62.21)		88.31		(98.94)	(383.43)
	b. Consumption of raw materials#	3,246.08		2,787.23		11,868.12	10,826.05
	c. Purchases of traded goods	0.16		14.16		2.08	14.16
	d. Employees Cost	184.30		158.70		659.20	549.49
	e. Depreciation	(26.88)		244.64		595.04	803.86
	f. Other expenses	1,222.92		931.54		4,406.69	3,921.68

	g. Total	4,564.37		4,224.58		17,432.19	15,731.81

5	Interest & Finance Charges	90.82		87.39		318.62	379.07
6	Exceptional Items	52.79		6.27		52.79	157.21

7	Profit from ordinary activities before tax	2,649.68		2,181.84		8,467.88	8,800.43

8	Provision For -Current tax (net)	453.63		563.47		1,760.20	2,323.83
	-Deferred Tax (Credit)	158.12		(11.61)		233.57	167.48
	-Fringe benefit tax	1.56		0.71		4.51	3.65
	MAT Credit Charge/ (Entitilement)	104.42		(82.40)		104.42	(83.19)
9	Net Profit after Tax	1,931.95		1,711.67		6,365.18	6,388.66
10	Minority Interest	609.20		568.32		1,961.60	2,002.30
11	Share in the Profit/(Loss) of Associates	(4.34)		(0.13)		(4.21)	(0.13)

12	Net Profit after tax attributable to Consolidated Group	1,318.41		1,143.22		4,399.37	4,386.23

13	Paid-up equity share capital (Face value of Rs. 2 each)	141.70		111.70		141.70	111.70
14	Reserves excluding revaluation reserves (As per Balance Sheet)					22,161.64	9,869.81
15	Earning Per Share (Rs.) (Not Annualised)*
	-Before Exceptional Items
	Basic	20.32	*	20.57	*	65.97	81.23
	Diluted	20.32	*	20.57	*	65.97	81.23
	-After Exceptional Items
	Basic	19.53	*	20.47	*	65.19	78.53
	Diluted	19.53	*	20.47	*	65.19	78.53
16	Public Shareholding (Excluding shares against which ADRs/GDRs are issued)

	No. of Shares	154,625,740		115,747,206		154,625,740	115,747,206
	Percentage of Shareholding	21.82%		20.72%		21.82%	20.72%

#	Net of exchange difference — Rs. 20.42 Cr in Q4 2008, Rs. 50.41 Cr in Q4 2007, Rs. 269.53 Cr in year ended March 31, 2008, Rs. 29.07 Cr.in year ended March 31, 2007.

(Rs. in crore)
		Corresponding		Previous accounting
	Quarter ended	quarter ended	Year ended	Year ended
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Segmental Information	(Unaudited)	(Unaudited)	(Audited)	(Audited)

1. Segment Revenue
a) Copper	3,534.70	3,043.09	13,128.24	11,899.55
b) Aluminium	1,266.91	1,417.30	4,697.69	4,775.70
c) Zinc & Lead	2,462.58	2,226.04	8,704.67	9,220.45

d) Others	136.56	80.99	513.69	363.45

Gross Sales	7,400.75	6,767.42	27,044.29	26,259.15
Less: Inter Segment Transfers	67.94	16.20	172.04	66.12

External Sales	7,332.81	6,751.22	26,872.25	26,193.03
Less: Excise Duty Recovered	566.95	499.67	2,166.89	1,806.22

Net Sales/Income from Operations	6,765.86	6,251.55	24,705.36	24,386.81

2. Segment Results
(Profit before tax & interest)
a) Copper	366.96	286.73	1021.67	1478.63
b) Aluminium	547.26	455.18	1179.34	1198.27
c) Zinc & Lead	1377.73	1379.85	5390.78	6307.90
d) Others	(90.08)	(4.60)	65.22	7.28
e) Other unallocable income/expenses (net)	591.42	158.34	1182.28	344.63

Total	2,793.29	2,275.50	8,839.29	9,336.71
Less : Interest paid	90.82	87.39	318.62	379.07

Less: Exceptional items	52.79	6.27	52.79	157.21

Profit before Tax	2,649.68	2,181.84	8,467.88	8,800.43

3. Capital Employed

(Segment Assets less Segment Liabilities)
a) Copper	4783.56	4260.81	4783.56	4260.81
b) Aluminium	4914.68	4103.09	4914.68	4103.09
c) Zinc & Lead	4524.67	3938.67	4524.67	3938.67
d) Others	2321.56	909.76	2321.56	909.76
e) Unallocable	11388.76	395.30	11388.76	395.30

Notes:-

1	The standalone & consolidated results for the quarter ended 31st March 2008 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on April 26, 2008 approved the above results and their release.

2	Pursuant to recent amendments to Clause 41 of the Listing Agreement, the Company opted to publish only the audited Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com

3	Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 — “Consolidated Financial Statements”.

4	The Board of Directors has recommended dividend @ 200% (Rs. 4 Per share of Rs. 2 each) for the financial year 2007-08. The payment is subject to the approval of the shareholders in its Annual General Meeting.

5	a) The subsidiaries which are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS-21) are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited and Fujairah Gold FZE (w.e.f. 28th August 2007).

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

6	a) During the year, the Company has issued 15,00,00,000 American Depository Shares (ADS) at US$ 13.44 per share, representing 15,00,00,000 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 30.00 crore and Securities Premium by Rs 8,020.93 crore after adjusting ADS issue expenses (net of recoveries). Out of the ADS proceeds of Rs. 8050.93 crore, so far the Company has utilised Rs. 2,096 crore.

b) Out of the total right issue proceeds of Rs. 1972.30 crore received in past, so far the Company has utilised Rs. 1372.19 crore.

The unutilised proceeds of ADS & right issue have been temporarily invested in mutual funds.

7	Exceptional Item of Rs. 52.79 crore for the quarter represents provision for any possible liability on account of guarantees given to Banks and Financial Institutions for the loans taken by other Company.

8	In order to follow uniform accounting policy in line with those of the Company, in preparation of Consolidated Financial Statement as per Accounting Standard 21, depreciation on new plant and machinery in aluminium business has been recomputed from the date of commissioning of these assets at Straight Line Method as against the Written Down Value Method. Consequent to this, depreciation charge for the year ended 31st March 2008 is lower by Rs. 281.94 crore and depreciation amounting to Rs. 353.70 crore for earlier years has been adjusted against the Opening Reserve. Had there been no change in the policy on depreciation, the depreciation charge for the year would have been higher by Rs. 281.94 crore excluding the effect related to previous years. Consequently, the attributable profit after tax (net of minority interest) for the current quarter & the year is higher by Rs. 94.92 crore.

9	Arising from the announcement of The Institute of Chartered Accountants of India on 29th March 2008, the Company has chosen for early adoption of Accounting Standard 30, Financial Instruments: Recognition & Measurement, in its entirety. The adoption of this standard has resulted in the profit (after tax) for the current quarter and the year being higher by Rs. 273.55 crore and the aggregate reserves being higher by Rs. 312.33 crore. Consequently, The attributable profit after tax (net of minority interest) for the quarter & the year is higher by Rs. 196.89 crore.

10	Pursuant to the adoption of Accounting Standards as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated December 7, 2006, as required by Accounting Standard — 11 on “The Effect of Changes in Foreign Exchange Rates”, the Company has recognized net loss arising on account of foreign exchange difference amounting to Rs. 7.64 crore & net gain of Rs. 0.20 crore in quarter & year ended 31st March 2008,respectively, in the Profit and Loss Account relating to acquisition of fixed assets. Had there been no change, the same would have been adjusted against the carrying amount of fixed assets. Consequently, profit before tax is higher to that extent.

11	During the quarter, the Company has further invested Rs. 700 crore by way of equity shares and/or Zero percent Optionally Convertible Debentures in its Subsidiaries and Associates.

12	The Company in its Zinc operations has determined its liability relating to royalty on the basis of decision of the Rajasthan High Court delivered in July 2007. The excess of such liability provided for in earlier years aggregating to Rs. 130.48 crore has been written back (in the first quarter ended 30th June 2007) & consequently included in other income for the year ended 31st March 2008. The mining department has filed appeal before the Supreme Court against the decision of the Rajasthan High Court.

13	Investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 1.16 crore & Rs.4.67 crore for the quarter & year ended 31st March 2008,respectively.

14	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: - The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite, aluminium conductor (since discontinued) and various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Commercial Energy. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively

15	Previous Period/Year figures have been regrouped / recasted wherever necessary. On account of sale of Power Transmission Line Division with effect from July 1,2006, figures for current period/s are not strictly comparable to figures for the previous period/year.

16	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended 31st March, 2008: Beginning NIL, Received 23, Disposed off 23, Pending NIL.

By order of the Board
Place: Mumbai
Dated : 26th April 2008	Anil Agarwal Chairman